Exhibit 11


Diluted Earnings Per Common Share and
Diluted Average Common Shares Outstanding

     For diluted earnings per common share, net income available to common shareholders can be affected by the conversion of the registrant's convertible preferred stock. Where the effect of this conversion would have been dilutive, net income available to common shareholders is adjusted by the associated preferred dividends. This adjusted net income is divided by the weighted average number of common shares outstanding for each period plus amounts representing the dilutive effect of stock options outstanding and the dilution resulting from the conversion of the registrant's convertible preferred stock, if applicable. The effect of convertible preferred stock is excluded from the computation of diluted earnings per common share in periods in which the effect would be antidilutive.

     Diluted earnings per common share was determined as follows (shares in thousands, dollars in millions except per-share information):



                                                                                    Year Ended December 31
                                                                            --------------------------------------
                                                                                1997         1996         1995
                                                                            ------------ ------------ ------------
Average common shares outstanding .........................................    717,450      590,216      544,959
Dilutive effect of
  Convertible preferred stock .............................................      3,683        3,896        4,582
  Stock options ...........................................................     16,658        9,235        4,726
                                                                               -------      -------      -------
Total dilutive shares .....................................................    737,791      603,347      554,267
                                                                               =======      =======      =======
Income available to common shareholders ...................................  $   3,066    $   2,360    $   1,942
Preferred dividends paid on dilutive convertible preferred stock ..........          7            7            8
                                                                             ---------    ---------    ---------
Total net income available to common shareholders adjusted for dilution ...  $   3,073    $   2,367    $   1,950
                                                                             =========    =========    =========
Diluted earnings per common share .........................................  $    4.17    $    3.92    $    3.52
                                                                             =========    =========    =========